Exhibit 21.1

List of Subsidiaries

The subsidiaries of Zoom Technologies, Inc. are:

a) Gold Lion Holding, Ltd. (British Virgin Islands)

b) Jiangsu Leimone Electronic Company, Ltd. (PRC)

c) Tianjin Tong Guang Group Digital Communication Company, Ltd. (PRC) (subject to a disposal transaction expected to closed in Q22014)

d) Silver Tech Enterprises, Ltd. (British Virgin Islands)

e) Zoom USA Holdings, Inc. (Delaware)